Exhibit 99.3

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2022

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended March 31,
	2022	2021
Revenue	€67,708	€30,609
Revenue from related party	33,930	7,617
Total revenue	101,638	38,226

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,979	2,586
Selling and marketing, including related party (1)(2)(3)	59,323	23,337
Technology and content, including related party (1)(2)(3)	13,574	12,640
General and administrative, including related party (1)(2)(3)	30,571	8,515
Amortization of intangible assets (2)	34	—
Operating loss	(4,843)	(8,852)

Other income/(expense)
Interest expense	(15)	(56)
Other, net	232	906
Total other income, net	217	850

Loss before income taxes	(4,626)	(8,002)
Expense/(benefit) for income taxes	6,070	(1,262)
Net loss	€(10,696)	€(6,740)

Earnings per share available to common stockholders:
Basic	€(0.03)	€(0.02)
Diluted	(0.03)	(0.02)
Shares used in computing earnings per share:
Basic	359,277	355,861
Diluted	359,277	355,861

	Three months ended March 31,
	2022	2021
(1) Includes share-based compensation as follows:
Cost of revenue	€41	€50
Selling and marketing	202	226
Technology and content	636	664
General and administrative	2,254	2,178

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€6	€32
Amortization of internal use software and website development costs included in technology and content	1,087	1,153
Amortization of internal use software costs included in general and administrative	57	85
Amortization of acquired technology included in amortization of intangible assets	34	—

(3) Includes related party expense as follows:
Selling and marketing	€46	€21
Technology and content	6	14
General and administrative	1	—
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended March 31,
	2022	2021
Net loss	€(10,696)	€(6,740)
Other comprehensive income/(loss):
Currency translation adjustments	12	(15)
Total other comprehensive income/(loss)	12	(15)
Comprehensive income/(loss)	€(10,684)	€(6,755)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of March 31, 2022	As of December 31, 2021
Current assets:
Cash and cash equivalents	€268,727	€256,378
Restricted cash	342	—
Accounts receivable, net of allowance for credit losses of €602 and €658 at March 31, 2022 and December 31, 2021, respectively	30,046	23,707
Accounts receivable, related party	26,255	16,506
Tax receivable	6,267	3,527
Prepaid expenses and other current assets	8,154	10,273
Total current assets	339,791	310,391

Property and equipment, net	15,298	15,905
Operating lease right-of-use assets	47,502	48,323
Deferred income taxes	26	26
Other long-term assets	2,905	3,250
Intangible assets, net	170,051	170,085
Goodwill	286,552	286,539
TOTAL ASSETS	€862,125	€834,519

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€20,549	€14,053
Income taxes payable	4,353	4,358
Deferred revenue	1,950	2,174
Payroll liabilities	3,687	3,289
Accrued expenses and other current liabilities	39,320	16,323
Operating lease liability	2,278	2,269
Total current liabilities	72,137	42,466

Operating lease liability	44,694	45,267
Deferred income taxes	49,398	49,810
Other long-term liabilities	9,624	3,192

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 98,906,404 and 96,704,815 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	5,934	5,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 260,762,688 and 261,962,688 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	156,458	157,178
Reserves	839,599	835,839
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	48	36
Accumulated deficit	(438,074)	(427,378)
Total stockholders' equity	686,272	693,784
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€862,125	€834,519
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three Months Ended March 31, 2022	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2022	€5,802	€157,178	€835,839	€(427,378)	€36	€122,307	€693,784
Net loss				(10,696)			(10,696)
Other comprehensive income (net of tax)					12		12
Share-based compensation expense			3,133				3,133
Conversion of Class B shares	72	(720)	648				—
Issued capital, options exercised	60		(21)				39
Balance at March 31, 2022	€5,934	€156,458	€839,599	€(438,074)	€48	€122,307	€686,272

Three months ended March 31, 2021	Class A common stock	Class B common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2021	€3,358	€178,913	€798,017	€(438,082)	€4	€122,307	€664,517
Net loss				(6,740)			(6,740)
Other comprehensive income (net of tax)					(15)		(15)
Share-based compensation expense			3,119				3,119
Conversion of Class B shares	368	(3,675)	3,307				—
Issued capital, options exercised	158		1,014				1,172
Balance at March 31, 2021	€3,884	€175,238	€805,457	€(444,822)	€(11)	€122,307	€662,053
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended March 31,
	2022	2021
Operating activities:
Net loss	€(10,696)	€(6,740)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,703	2,240
Amortization of intangible assets	34	—
Share-based compensation	3,133	3,119
Deferred income taxes	(412)	(552)
Foreign exchange gain	(332)	(791)
Expected credit (gains)/losses, net	(62)	77
Gain on disposal of fixed assets	(3)	(99)
Gain from settlement of asset retirement obligation	—	(5)
(Gain)/loss from lease termination and modification, net	—	(1,183)
Changes in operating assets and liabilities:
Accounts receivable, including related party	(16,024)	(7,076)
Prepaid expenses and other assets	2,081	(4,149)
Accounts payable	6,408	3,357
Payroll liabilities	398	1,477
Accrued expenses and other liabilities	28,844	1,073
Deferred revenue	(224)	(434)
Taxes payable/receivable, net	(2,745)	(4,318)
Net cash provided by/(used in) operating activities	€12,103	€(14,004)

Investing activities:
Business acquisition, net of cash acquired	—	(4,302)
Capital expenditures, including internal-use software and website development	(1,057)	(1,064)
Proceeds from sale of fixed assets	3	60
Net cash used in investing activities	€(1,054)	€(5,306)

Financing activities:
Proceeds from exercise of option awards	39	1,172
Repayment of other non-current liabilities	(43)	(66)
Net cash provided by/(used in) financing activities	€(4)	€1,106

Effect of exchange rate changes on cash	1,305	850
Net increase/(decrease) in cash, cash equivalents and restricted cash	€12,350	€(17,354)
Cash, cash equivalents and restricted cash at beginning of the period	256,719	210,771
Cash, cash equivalents and restricted cash at end of the period	€269,069	€193,417

Supplemental cash flow information:
Cash paid for interest	€15	€50
Cash paid for taxes, net of (refunds)	2,788	3,607
Non-cash investing and financing activities:
Fixed assets-related payable	€—	€2
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company.
As of March 31, 2022, Expedia Group’s ownership interest and voting interest in trivago N.V. is 58.1% and 77.2%, respectively. The Class B shares of trivago N.V. held by Messrs. Schrömgens and Vinnemeier as of March 31, 2022, had an ownership interest and voting interest of 14.4% and 19.1%, respectively.

COVID-19
Our business and operating results continue to be impacted by the COVID-19 pandemic. Our ultimate financial performance will depend on a number of factors relating to the world’s emergence from the COVID-19 pandemic, including rates of vaccination, the effectiveness of vaccinations against various mutations of the COVID-19 virus and the loosening of border and quarantine controls as well the gradual removal of restrictions to public and social life.

Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2021 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2021, previously filed with the Securities and Exchange Commission (“SEC”).

Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, absent the effect of the COVID-19 pandemic in 2020 and 2021, which has disrupted our usual seasonality trends, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on Advertising Spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future. It is difficult to forecast the seasonality for future periods, given the uncertainty around the duration of the impact from COVID-19 and the nature and timing of any sustained recovery.

Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of goodwill, intangible assets and other long-lived assets, income taxes, legal and tax contingencies, business combinations and share-based compensation.
The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry, which may continue to have a significant adverse effect on our business and results of operations. The uncertainty associated with COVID-19 increased the level of judgement applied in our estimates and assumptions. Our estimates may change in future periods as a result of new events arising from the COVID-19 pandemic.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three months ended March 31, 2022 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2021.

Adoption of new accounting pronouncements
Government Assistance. As of January 1, 2022, we have prospectively adopted ASU 2021-10 which introduces annual disclosure requirements about government grants. The adoption of this new guidance did not have a material impact to our unaudited condensed consolidated financial statements.

Recent accounting pronouncements not yet adopted
Business Combinations. In October 2021, the FASB issued ASU 2021-08 which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 instead of at fair value. The new standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.
Measurement of Credit Losses on Financial Instruments. In March 2022, the FASB issued ASU 2022-02 which clarifies two issues that arose after the implementation of ASU 2016-13 (ASC Topic 326 Financial Instruments–Credit Losses). The ASU eliminates troubled debt restructuring recognition and measurement guidance and, instead, requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The ASU requires that public business entities disclose, in addition to current requirements, the current-period gross write-offs by year of origination for financing receivables and net investment in leases. The new standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.

Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 33% and 20% respectively, of total revenues for the three months ended March 31, 2022 and 2021, and 46% and 41% of total accounts receivable as of March 31, 2022 and December 31, 2021, respectively.
Booking Holdings and its affiliates represent 45% and 53%, respectively of total revenues for the three months ended March 31, 2022 and 2021 and 31% of total accounts receivable as of both March 31, 2022 and December 31, 2021.

Restricted cash
As of March 31, 2022 and December 31, 2021, restricted cash was €0.3 million. The total balance as of March 31, 2022 is classified as current assets and the balance as of December 31, 2021, is classified as other long-term assets based on the expected dates the restricted cash will be refunded or made available to the Company.

Deferred revenue
As of December 31, 2021, the deferred revenue balance was €2.2 million, €1.0 million of which was recognized as revenue during the three months ended March 31, 2022.

Note 3: Acquisitions and divestitures
Refer to Note 3 in trivago's Annual Report on Form 20-F for the year ended December 31, 2021 for more information on pre-2022 acquisitions and divestitures.
There were no acquisitions or divestitures that closed during the three months ended March 31, 2022. There were no adjustments made during the three months ended March 31, 2022 related to acquisitions or divestitures that closed during the year ended December 31, 2021.

Note 4: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

As of March 31, 2022	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€19,718	€19,718	€—
Other long-term assets:
Term deposits	1,351	—	1,351
Total	€21,069	€19,718	€1,351

As of December 31, 2021	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€19,922	€19,922	€—
Other long-term assets:
Term deposits	1,351	—	1,351
Total	€21,273	€19,922	€1,351

We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. This is included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with original maturity of more than three months but less than one year are classified as short-term investments and those with original maturity of more than one year are classified as other long-term assets.
Investments in term deposits with original maturity of more than one year are restricted by long-term obligations related to the new campus building.

Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 5: Prepaid expenses and other current assets

(in thousands)	March 31, 2022	December 31, 2021
Prepaid advertising	€3,442	€5,078
Other prepaid expenses	4,470	4,968
Other assets	242	227
Total	€8,154	€10,273

In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights beginning July 1, 2021. The first two contractual installment payments under this agreement have been paid and as of March 31, 2022, €1.6 million has been included within prepaid advertising in the above table.

Note 6: Property and equipment, net
The following table is a summary of property, equipment, and accumulated depreciation as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
(in thousands)
Building and leasehold improvements	€6,865	€6,865
Capitalized software and software development costs	28,661	26,643
Computer equipment	15,787	15,795
Furniture and fixtures	3,037	3,026
Subtotal	54,350	52,329
Less: accumulated depreciation	39,140	37,537
Construction in process	88	1,113
Property and equipment, net	€15,298	€15,905

Note 7: Share-based awards and other equity instruments
Amendments to the 2016 Omnibus Incentive Plan
On March 2, 2021, our supervisory board amended the trivago N.V. 2016 Omnibus Incentive Plan to increase the maximum number of Class A shares available for issuance from 34,711,009 to 59,635,698 Class A shares, which does not include any Class B share conversions. Class A shares issuable under 2016 Plan are represented by ADSs for such Class A shares.

Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended March 31,
(in thousands)	2022	2021
Cost of revenue	€41	€50
Selling and marketing	202	226
Technology and content	636	664
General and administrative	2,254	2,178
Total share-based compensation expense	€3,133	€3,118

Share-based award activity
The following table presents a summary of our share option activity for the three months ended March 31, 2022:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of December 31, 2021	23,827,946	2.64	11	30,237
Granted	290,387	0.06
Exercised	622,559	0.06
Cancelled	325,648	0.47
Balance as of March 31, 2022	23,170,126	2.75	11	32,437
Exercisable as of March 31, 2022	13,806,089	4.22	15	14,655
Vested and expected to vest after March 31, 2022	23,170,126	2.75	11	32,437

The following table presents a summary of our restricted stock units (RSUs) for the three months ended March 31, 2022:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of December 31, 2021	1,366,123	2.92	6
Granted	2,835,180	2.14
Vested	379,030	3.30
Cancelled	75,912	3.01
Balance as of March 31, 2022	3,746,361	2.29	7

Note 8: Income taxes
We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.
Income tax expense was €6.1 million in the first quarter ended March 31, 2022, compared to an income tax benefit of €1.3 million in the first quarter ended March 31, 2021. The total weighted average tax rate was 31.5%, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate was (131.2)% compared to 15.3% in the first quarter of 2021. The difference in effective tax rate in the first quarter ended March 31, 2022 compared to the first quarter of 2021 is because of the difference in pre-tax profit and loss position and discrete items. The difference between the weighted average tax rate of 31.5% and the effective tax rate of (131.2)% in the first quarter of 2022 is primarily attributable to an additional accrual for penalty and applicant's cost award pursuant to a court ruling and to the share-based compensation expense (non-deductible for tax purposes) which are treated as discrete items.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €9.4 million as of March 31, 2022. A liability for these tax benefits was included under other long-term liabilities in the unaudited condensed consolidated financial statements.

Note 9: Stockholders' equity
Each Class B share is convertible into one Class A share at any time by the holder. The share premium derived from the conversion is recognized within reserves.
During the three months ended March 31, 2022, 1,200,000 Class B shares were converted into Class A shares. During the three months ended March 31, 2021, 6,125,000 Class B shares were converted into Class A shares.

Note 10: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended March 31,
(€ thousands, except per share data)	2022	2021
Numerator:
Net loss	€(10,696)	€(6,740)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	359,277	355,861
Diluted	359,277	355,861

Net loss per share:
Basic	€(0.03)	€(0.02)
Diluted	€(0.03)	€(0.02)

For the three months ended March 31, 2021 and 2022 diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 11: Commitments and contingencies
Legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceeding in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal Court dismissed trivago’s appeal. On October 18 and 19, 2021, the Australian Federal Court heard submissions from the parties in relation to relief. On April 22, 2022, the Australian Federal Court issued a judgment ordering us to pay a penalty of €30.2 million (AUD44.7 million) and to cover the ACCC's costs arising from the proceeding. The court also enjoined us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the ACL.
As of March 31, 2022, the penalty of €30.2 million (AUD44.7 million) and the estimated amounts to cover the ACCC's costs arising from the proceeding have been included in accrued expenses and other current liabilities in our unaudited condensed consolidated balance sheet.

Note 12: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €33.9 million for the three months ended March 31, 2022, compared to €7.6 million in the same period in 2021. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 33% of our total revenue for the three months ended March 31, 2022, compared to 20% in the same period in 2021.
For the three months ended March 31, 2021 and 2022, we did not incur significant operating expenses of related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of December 31, 2021 and March 31, 2022 was €16.4 million and €26.2 million.

Note 13: Segment information
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries where trivago operates.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three months ended March 31, 2022 and 2021. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended March 31, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€43,523	€43,714	€11,210	€—	€98,447
Subscription revenue	—	—	—	1,067	1,067
Other revenue	—	—	—	2,124	2,124
Total revenue	€43,523	€43,714	€11,210	€3,191	€101,638
Advertising Spend	24,652	23,686	5,201	—	53,539
ROAS contribution	€18,871	€20,028	€6,009	€3,191	€48,099
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,979
Other selling and marketing, including related party (1)					5,784
Technology and content, including related party					13,574
General and administrative, including related party					30,571
Amortization of intangible assets					34
Operating loss					€(4,843)
Other income/(expense)
Interest expense					(15)
Other, net					232
Total other income/(expense), net					€217
Loss before income taxes					€(4,626)
Expense for income taxes					6,070
Net loss					€(10,696)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended March 31, 2021
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€9,534	€18,289	€8,344	€—	€36,167
Subscription revenue	—	—	—	1,349	1,349
Other revenue	—	—	—	710	710
Total revenue	€9,534	€18,289	€8,344	€2,059	€38,226
Advertising Spend	4,894	9,989	3,758	—	18,641
ROAS contribution	€4,640	€8,300	€4,586	€2,059	€19,585
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,586
Other selling and marketing, including related party (1)					4,696
Technology and content, including related party					12,640
General and administrative, including related party					8,515
Operating loss					€(8,852)
Other income/(expense)
Interest expense					(56)
Other, net					906
Total other income/(expense), net					€850
Loss before income taxes					€(8,002)
Expense/(benefit) for income taxes					(1,262)
Net Loss					€(6,740)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 14: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 74,316 Class A shares were issued as a result of options exercised and RSUs released.
On April 21, 2022, Mr. Vinnemeier converted 23,285,793 Class B shares into Class A shares with the resulting share premium recognized within reserves. Following the conversion, Class B shares are only held by Expedia Group and Rolf Schrömgens. Mr. Schrömgens held Class B shares of trivago N.V. with an ownership interest and voting interest of 7.9% and 11.4%, respectively.
On April 28, 2022, we entered into an investment for a 15.5% ownership interest in UBIO Limited for €5.9 million. UBIO Limited is a software company that develops robotic automation technology.